

December 5, 2017

John C. R. Hele
Executive Vice President and Chief Financial Officer
MetLife, Inc.
200 Park Avenue
New York, NY 10166-0188

      Re: MetLife, Inc.
          Form 10-Q for the Quarterly Period Ended September 30, 2017
          Filed November 6, 2017
          File No. 001-15787

Dear Mr. Hele:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP and Other Financial Disclosures, page 183

1.   "Operating revenues", "operating expenses" and "operating earnings" that you identify as non-GAAP measures appear to be titles that are the same as, or confusingly similar to, those used for GAAP financial measures and precluded by Item 10(e)(ii)(E) of Regulation S-K. As such, please confirm to us that you will revise the titles of these measures in future filings to provide an appropriate description of each measure that complies with Item 10(e).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or

John C. R. Hele
MetLife, Inc.
December 5, 2017
Page 2

absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance